                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*


                              TNR Technical, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                  Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                     872595
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

          Lester Morse P.C., 111 Great Neck Road, Great Neck, NY 11021
                           Suite #420 (516) 487-1446
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                December 9, 1996
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (continued on following pages)


                            (Page 1 of _4__ Pages)

CUSIP No.     872595             SCHEDULE 13D   Page     2    of    4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                   Wayne Thaw             ###-##-####
                   Kathie Thaw            ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                                 Not Applicable
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                71,592 (includes options to purchase 20,000 shares)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                 Not applicable
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With               71,592 (includes options to purchase 20,000 shares)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                           Not applicable
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

             71,592 (includes options to purchase 20,000 shares)
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

           55,228 shares owned by Norman Thaw and 21,525 shares owned by Mitchel Thaw
          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                                      25.4
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                                  Individuals
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13 D

Item 1.  Security and Issuer

                 This statement relates to the shares of Common Stock, of TNR Technical, Inc. (the "Issuer"). The Issuer's principal executive office is located at 301 Central Park Drive, Sanford, Florida 32771. The principal executive officers are Jerrold Lazarus and Wayne Thaw, located at the same address.

Item 2.          Identity and Background

         I       (a)      Wayne Thaw

                 (b)      301 Central Park Drive, Sanford, Florida 32771

                 (c)      President of Issuer

                 (d)      Not applicable

                 (e)      Not applicable

                 (f)      U.S.A.

         II      (a)      Kathie Thaw

                 (b)      301 Central Park Drive, Sanford, Florida 32771

                 (c)      Vice President of Issuer

                 (d)      Not applicable

                 (e)      Not applicable

                 (f)      U.S.A.



Item 3.          Source and Amount of Funds or Other Consideration

                 Not Applicable - See Item 4

Item 4.          Purpose of Transactions

                 Wayne Thaw and Kathie Thaw presently beneficially own 25.4% of the issued and outstanding shares of Common Stock of the Issuer. Wayne Thaw and Kathie Thaw were each granted 10,000 options by the Issuer. Norman Thaw also gifted 3,000 shares to Wayne Thaw.

                 (a) - (j)        None.

Item 5.          Interest in Securities of the Issuer

                 (a) - (b)        As of December 9, 1996, the Issuer has
262,427 shares issued and outstanding, 71,592 shares or 25.4% of which are directly and beneficially owned by Wayne Thaw and Kathie Thaw. The 71,592 shares include options to purchase 20,000 shares. With respect to the 71,592 shares, Wayne Thaw and Kathie have the sole power to vote and dispose of these shares and do not share this power to vote or to dispose of these shares with any other person or entity.

                 (c) On December 9, 1996, Norman Thaw gifted 3,000 shares to Wayne Thaw.

                 (d) - (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                 Not Applicable.

Item 7.          Materials to be filed as Exhibits

                 Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 9, 1996



Reporting Person:    Wayne Thaw



Signature  /s/  Wayne Thaw
          -----------------------------------
                Wayne Thaw


Reporting Person:         Kathie Thaw


Signature  /s/  Kathie Thaw
          -----------------------------------
                Kathie Thaw